

August 4, 2008

Via Facsimile (602) 716-8176 and U.S. Mail

Michael R. McCoy, Esq.
Bryan Cave LLP
One Renaissance Square
Two North Central Ave., Suite 2200
Phoenix, AZ 85004

>   **Re: Point Blank Solutions, Inc.**
>   **Additional Definitive Soliciting Materials**
>   **Filed July 25 and 30, 2008**
>   **File No. 001-13112**

Dear Mr. McCoy:

    We have reviewed your filing and have the following comments.

Additional Definitive Soliciting Materials filed July 25, 2008

1.   We note your disclosure that the "Board believes [that the Steel Partners'
        nominees] are ill suited to conduct a process to the sell the Company for the
        highest price when Steel's interest is to acquire the Company for the lowest price
        possible." This disclosure is similar to the disclosure we addressed in comment 7
        of our March 14, 2008 comment letter. Please confirm that you will refrain from
        making similar statements in future soliciting materials that directly or indirectly
        impugn the character, integrity or personal reputation or make charges of illegal,
        improper or immoral conduct without factual foundation. Refer to Rule 14a-9.

Additional Definitive Soliciting Materials filed July 30, 2008

2.   We note that your definitive proxy statement was filed on March 24, 2008 and that
        as a result of the postponement of the annual meeting, you filed definitive soliciting
        materials on July 30. Please file a definitive revised proxy statement (with Edgar
        code DEFR14A) including all of the required disclosure up to date. Also, confirm
        that you have complied, or will comply, with the provisions of Rule 14a-3 of
        Regulation 14A with respect to the dissemination of your proxy statement.

3.   We note your disclosure, under the heading "Recent Developments," that "[o]ther
        stockholders have volunteered to the Company that they recognize this conflict as
        well." Please provide us support for this disclosure, including the names of the

referenced security holders, the dates on which they communicated with you and the person at the company with whom they communicated.

4.   This and the following comment refer to letter to security holders dated July 30, 2008. We note your disclosure that "Mr. Henderson and Terry Gibson are both employees of Steel Partners, and they have admitted that the two would be unable to consider any hypothetical transaction with Steel Partners." We note that the revised proxy statement of Steel Partners states these nominees, if elected, would <u>abstain</u> from voting on any such transaction due to a potential conflict of interest. Please confirm that you will provide accurate disclosure in future soliciting materials.

5.   Please provide us supplemental support of all of your disclosure relating to the Steel Partners' nominees and their prior experiences as directors or officers of other public companies. Apply this comment to the sections entitled "Point Blank has the right board…" and "Steel Partners has claimed it has a history…"

<u>Closing Comments</u>

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions